December 1, 2011

[Letterhead of Wachtell, Lipton, Rosen & Katz]

VIA EDGAR AND FEDEX

H. Roger Schwall

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Atlas Resource Partners, L.P. Registration Statement on Form 10 Filed October 17, 2011
File No. 1-35317

Dear Mr. Schwall:

On behalf of our client, Atlas Resource Partners, L.P. (the “Partnership”), which is currently a wholly owned subsidiary of Atlas Energy, L.P. (“Atlas Energy”), we are providing the Partnership’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that appeared in your letter dated November 15, 2011 with respect to the above-referenced filing.

This letter and Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form 10 (File No. 1-35317) are being filed electronically via the EDGAR system today. In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with five copies of Amendment No. 1 marked to indicate changes from the version of the Registration Statement filed on October 17, 2011.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold followed in each case by the response. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 1. All references to page numbers in these responses are to the pages of the information statement filed as Exhibit 99.1 in the marked version of Amendment No. 1.

H. Roger Schwall

U.S. Securities and Exchange Commission

December 1, 2011

Registration Statement on Form 10

General

1.	References in this letter to your document or filing include the Form 10 or the information statement filed as exhibit 99.1, as appropriate. Page references and captions are to the information statement, unless the context requires otherwise.

Response: The Staff’s comment is acknowledged.

2.	Where comments on a section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.

Response: The Staff’s comment is acknowledged.

3.	If a numbered comment in this letter raises more than one question or lists various items in bullet points, ensure that you fully respond to each question and bullet point. Make sure that your letter of response indicates precisely where responsive disclosure to each numbered comment and each point may be found in the marked version of the amendment.

Response: The Staff’s comment is acknowledged.

4.	We note that you have not provided certain of your exhibits. Please submit all material exhibits in a timely manner in order to facilitate our review of your filing. We may have further comment upon our review.

Response: The form of Amended and Restated Limited Partnership Agreement of the Partnership (Exhibit 3.2) has been included in Amendment No. 1. All remaining material exhibits will be filed with the Form 10 when available.

5.	Where you use defined terms in your filing, please provide a definition of each such term in the location of first use.

Response: Amendment No. 1 has been revised in response to the Staff’s comment.

6.	Please ensure that you provide updated information with each amendment. For example, and without limitation, we note your statement at page 15 that Atlas Energy’s general partner’s board has “preliminarily approved the transfer” of certain of Atlas Energy’s businesses. Similarly, please provide updated information with respect to your credit facility that you reference at page 15, and file such agreement as an exhibit to your filing.

Response: The Staff’s comment is acknowledged, and the Partnership will provide updated information with each amendment. The board of directors of Atlas Energy’s

H. Roger Schwall

U.S. Securities and Exchange Commission

December 1, 2011

general partner will approve the transfer of assets from Atlas Energy to the Partnership and the distribution prior to mailing the final information statement to the Atlas Energy unitholders, and the information statement will be updated with this information prior to being mailed.

With respect to the Partnership’s credit facility, the Staff is supplementally advised that the Partnership is currently negotiating the terms of the credit facility with prospective lenders. The Partnership will update its disclosure in any subsequent amendment to the Form 10 to reflect any material terms of the credit facility that have been agreed to at the time of such filing.

7.	We note that it does not appear that you intend to obtain a vote of the unitholders of Atlas Energy, L.P. to approve the separation and its material terms. With a view toward disclosure, please tell us why such approval is not required.

Response: The Staff is supplementally advised that Atlas Energy is a limited partnership, over which management authority has generally been granted to its general partner pursuant to the Delaware Limited Partnership Act and Atlas Energy’s second amended and restated limited partnership agreement. The decisions of Atlas Energy’s general partner, in turn, are determined by its board of directors.

Under the Delaware Limited Partnership Act and Atlas Energy’s second amended and restated limited partnership agreement, Atlas Energy’s unitholders are entitled to vote only on certain specified matters, none of which are applicable to the separation and distribution. For example, Section 7.3 of Atlas Energy’s second amended and restated limited partnership agreement provides that a vote of Atlas Energy’s unitholders is required if Atlas Energy’s general partners sells, exchanges or otherwise disposes of all or substantially all of the assets of the “Partnership Group,” which is defined in such limited partnership agreement as Atlas Energy and its subsidiaries, treated as a single consolidated entity. For purposes of Atlas Energy’s second amended and restated limited partnership agreement, the Partnership is, and will continue to be immediately after the distribution, a subsidiary of Atlas Energy because Atlas Energy will own the general partner of the Partnership and will also own more than a 50% limited partner interest in the Partnership. As such, Atlas Energy would not be disposing of all or substantially all of the assets of the Partnership Group. In sum, Atlas Energy’s general partner is entitled both to approve the separation and distribution and to approve its material terms, without seeking or obtaining any approval from the Atlas Energy unitholders.

8.	We note that you are not registering the distribution of the registrant’s units to the unitholders of Atlas Energy, L.P. If you intend to rely on Staff Legal Bulletin No. 4, please provide a detailed written analysis with respect to your eligibility to rely on such staff interpretation. Please ensure that your response includes, without limitation, an analysis regarding how the distribution will be pro rata to the unitholders of Atlas Energy, L.P.

H. Roger Schwall

U.S. Securities and Exchange Commission

December 1, 2011

Response: The Commission has stated that a dividend of securities generally does not constitute a “sale” within the meaning of Section 2(3) of the U.S. Securities Act of 1933, as amended (the “Securities Act”), because such dividend does not constitute a disposition “for value” within the meaning of that section. See Securities Act Release No. 33-929 (July 29, 1936). In Staff Legal Bulletin No. 4 dated September 16, 1997 (the “Staff Bulletin”), the Staff addresses concerns specific to spin-offs that would warrant registration under the Securities Act despite this basic policy. The Staff Bulletin states “a subsidiary must register a spin-off of shares under the Securities Act if the spin-off is a ‘sale’ of the securities by the parent.” The Staff Bulletin sets out five conditions under which a spin-off does not constitute a sale and no Securities Act registration is required. In particular, the Staff Bulletin states that, in a spin-off, a subsidiary does not have to register its shares under the Securities Act if the following five conditions are met:

1.	the parent shareholders do not provide consideration for the spun-off shares;

2.	the spin-off is pro-rata to the parent shareholders;

3.	the parent provides adequate information about the spin-off and the subsidiary to its shareholders;

4.	the parent has a valid business purpose for the spin-off; and

5.	if the parent spins-off “restricted securities,” it has held those securities for at least two years.

The Partnership respectfully submits that Atlas Energy’s planned distribution of a portion of the common limited partnership units of the Partnership will comply with the aforementioned requirements and will not require registration under the Securities Act.

(1) No consideration for distributed units

In the distribution, Atlas Energy unitholders will receive Partnership common units in the form of a distribution, with no requirement of payment or other consideration owed by Atlas Energy’s unitholders in respect of Partnership common units received. Atlas Energy’s unitholders will not be transferring any value to Atlas Energy in exchange for the distribution of Partnership common units.

(2) Distribution is pro rata to Atlas Energy unitholders

The distribution of the Partnership common units will be effected on a pro rata basis to all outstanding common unitholders of Atlas Energy, in proportion to each unitholders’ ownership interest in Atlas Energy. Consequently, Atlas Energy unitholders will have the same proportionate ownership interest in the Partnership and in Atlas Energy both before and after the distribution.

H. Roger Schwall

U.S. Securities and Exchange Commission

December 1, 2011

Furthermore, we note that fractional units of the Partnership will be handled in a manner that satisfies each of the conditions specified in Section 6 of the Staff Bulletin. Specifically, fractional units will be aggregate into whole units and sold in the open market at prevailing market prices by the distribution agent. The aggregate net cash proceeds of the open market sales will be distributed, pro rata, to each holder who otherwise would have been entitled to receive a fractional unit, based on the fractional unit each such holder would otherwise be entitled to receive. The distribution agent, in its sole discretion, without any influence by the Partnership or Atlas Energy, will determine when, how, through which broker-dealer, and at what price to sell the whole units. Any broker-dealer used by the distribution agent will not be an affiliate of either the Partnership or Atlas Energy.

(3) Adequate information is provided to Atlas Energy unitholders

Because the Partnership is not currently an Exchange Act reporting company, Atlas Energy believes that it will satisfy the requirement of providing adequate information to Atlas Energy unitholders by filing the Form 10, including the Information Statement, to register the Partnership’s common units under the Exchange Act, and mailing the Information Statement to Atlas Energy unitholders who are entitled to receive the Partnership’s common units in the distribution.

(4) Atlas Energy has a valid business purpose for the distribution

Atlas Energy expects that the separation of its exploration and production and partnership management businesses, and the distribution of common limited partnership units of the partnership distribution will provide significant benefits, including the following:

•

facilitating deeper understanding by investors of the different businesses of Atlas Energy and the Partnership, allowing investors to more transparently value the merits, performance and future prospects of each company;

•

creating an “acquisition currency” for the Partnership, in the form of publicly traded common limited partnership units, which the Partnership anticipates being able to offer as consideration for the acquisition of developed and undeveloped reserves following the distribution, without diluting Atlas Energy unitholders’ participation in the growth of Atlas Energy’s other businesses;

•

potentially creating increased distributions to Atlas Energy unitholders if the Partnership is able to increase its distributions, as Atlas Energy unitholders will be able to benefit both from Atlas Energy’s indirect general partner interest in the Partnership and Atlas Energy’s ownership of the Partnership’s incentive distribution rights;

•	providing enhanced liquidity to holders of Atlas Energy common units, who will

H. Roger Schwall

U.S. Securities and Exchange Commission

December 1, 2011

hold two separate publicly traded securities that they may seek to retain or monetize; and

•

creating a more targeted investment opportunity for potential investors by having separate equity in two separate companies with different investment and business characteristics, including opportunities for growth, capital structure, business model and financial returns.

Atlas Energy believes that these are valid business purposes for the distribution.

(5) Holding period for restricted securities

The Staff Bulletin states that the holding period for restricted securities would not apply where the parent formed the subsidiary being spun off. Atlas Energy formed the Partnership and believes the other conditions provided in the Staff Bulletin have been satisfied. Accordingly, the Partnership respectfully submits that this final condition has been satisfied.

9.	Where you provide cross references to other sections of your filing, please provide relevant page numbers.

Response: In response to the Staff’s comment, the disclosure in Amendment No. 1 has been revised.

10.	We will issue under separate cover any comments resulting from our review of your confidential treatment request filed on October 18, 2011. Please note that we will not be in a position to complete our review of your registration statement until all open issues, including those relating to your confidential treatment request, have been resolved.

Response: The Staff’s comment is acknowledged.

11.	Please update the financial statements and related disclosures of your predecessor, Atlas Energy E&P Operations to comply with Rule 3-12 of Regulation S-X.

Response: In response to the Staff’s comment, the financial statements and related disclosures of Atlas Energy E&P Operations have been updated in Amendment No. 1.

12.	We note that you receive an additional interest, typically 5% to 10%, in each partnership for operating the wells and managing the general partner for which you do not make any additional capital contribution. Please tell us how you account for this type of transaction in your financial statements. In doing to, please provide the related journal entries and clarify if you record income associated with this type of transaction as well as whether you may receive cash in lieu of the additional interests.

H. Roger Schwall

U.S. Securities and Exchange Commission

December 1, 2011

Response: The Staff is supplementally advised that the Partnership considers the additional ownership interest that the Partnership receives in each drilling partnership program for sponsorship of the program and without any additional capital contribution as “carried interest.” This carried interest is typically a 5% to 10% interest, and is distinct from the Partnership’s coinvestment interest in the drilling partnership programs. In the Partnership’s coinvestment, the Partnership typically contributes 18% to 31% of the overall capitalization of a drilling partnership and receives a proportionate interest in the production revenues and expenses of the program. This contribution is recognized within capital expenditures on the Partnership’s statement of cash flows.

The Partnership recognizes both the ownership interest related to the coinvestment and to the carried interest within gas and oil production revenue and expenses on its combined statements of income. The carried interest does not increase the cost basis of the Partnership’s investment in the drilling partnership program. The Partnership only recognizes additional productive revenues and expenses related to the additional ownership interest.

As a hypothetical example, if the Partnership were to (i) form a drilling partnership program to drill wells during the year ended December 31, 2013, (ii) receive contributions from limited partners totaling $75 million, (iii) agree to contribute $25 million to the drilling partnership program for a 25% coinvestment ownership interest in the program, and (iv) receive a 5% carried interest in the program in return for acting as sponsor for the drilling partnership, then the Partnership would record an investment in the program by recognizing $25 million of capital expenditures during the period for its investment (debit to property, plant and equipment of $25 million and credit to cash of $25 million). Separately, the Partnership would be entitled to receive 30% of the production revenues and expenses generated by the drilling partnership (made up of the 25% coinvestment ownership interest and the 5% carried interest).

If the drilling partnership program’s production revenues and expenses for the year ended December 31, 2013 were $10.0 million and $3.0 million, respectively, the Partnership would recognize $3 million of production revenue and $0.9 million of production expenses during the period (debit to cash of $2.1 million, debit to production expenses of $0.9 million, and a credit to production revenue of $3.0 million).

13.	Please furnish to us the petroleum engineering reserve reports you used as the basis for your proved reserves disclosures. We are continuing our engineering examination.

Please include prepaid return shipping packaging and direct these engineering items to:

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-4628

Attn: Ronald M. Winfrey

H. Roger Schwall

U.S. Securities and Exchange Commission

December 1, 2011

Response: The relevant reserve reports have been sent to the address provided under separate cover.

Industry and Market Data, page ii

14.	We note your statement at page ii that you have not independently verified information and statistics used in your filing, and “do not guarantee the accuracy and completeness” of such information. Under the federal securities laws, you are responsible for all information contained within your registration statement and you should not include language that suggests otherwise. Please revise this statement or remove the related disclosures.

Response: In response to the Staff’s comment, the disclosure on page ii of Amendment No. 1 has been revised.

Information Statement Summary, page 9

Risks, page 13

15.	We note your statement at page 14 that you “would not have generated sufficient available cash on a pro forma basis... .for the twelve months ended June 30, 2011” and your related disclosure at page 89. Please revise your disclosure to provide similar guidance for the period ended September 30, 2011.

Response: In response to the Staff’s comment, the disclosure on pages 6, 7, 14, 44, 65 and 89 of Amendment No. 1 has been revised.

Separation and Distribution, page 15

16.	Please clarify your reference to the creation of “an acquisition currency in the form of units.”

Response: In response to the Staff’s comment, the disclosure on pages 16, 41 and 60 of Amendment No. 1 has been revised.

Agreement to Be Bound by Partnership..., page 20

17.	We note your statement at page 20 beginning “[b]y purchasing a common unit....” However, it does not appear that the unitholders will be purchasing units in connection with this transaction. Please revise or advise.

Response: In response to the Staff’s comment, the disclosure on page 20 of Amendment No. 1 has been revised.

H. Roger Schwall

U.S. Securities and Exchange Commission

December 1, 2011

Limited Call Right, page 20

18.	We note your disclosure at page 47 that your general partner will have the right to exercise the limited call right upon completion of the separation and the distribution. Please disclose this information in your Information Statement Summary.

Response: In response to the Staff’s comment, the disclosure on page 21 of Amendment No. 1 has been revised.

Risk Factors, page 26

Certain of the officers and directors of our general partner..., page 55

19.	Please identify in this risk factor the directors and officers of your general partner that may have positions with Atlas Energy or its general partner.

Response: In response to the Staff’s comment, the disclosure on page 56 of Amendment No. 1 has been revised.

Forward-Looking Statements, page 56

20.	We note your statement at page 57 that you undertake no obligation to publicly release any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events. Please clarify that you will provide any such revisions that are required by law.

Response: In response to the Staff’s comment, the disclosure on page 58 of Amendment No. 1 has been revised.

The Separation and Distribution, page 58

General

21.	Please revise your disclosure to briefly explain how the financial terms of the distribution and separation were determined.

Response: In response to the Staff’s comment, the disclosure on page 59 of Amendment No. 1 has been revised.

Reasons for the Separation and Distribution, page 58

22.	Please revise to discuss why you chose a master limited partnership structure and why specifically Atlas Energy chose to add the partnership management business to Atlas Resources.

H. Roger Schwall

U.S. Securities and Exchange Commission

December 1, 2011

Response: In response to the Staff’s comment, the disclosure on page 59 of Amendment No. 1 has been revised.

Estimated cash available for distribution, page 83

23.	We note that your estimated Adjusted EBITDA for the twelve months ended December 31, 2012 is comprised of $59.5 million from production margins and $46 million of margin from partnership management. Please tell us how you considered providing a calculation of estimated Adjusted EBITDA to include specific operating revenues and related expenses which would enable a comparative discussion to the historical financial statements of Atlas Energy E&P Operations and the pro forma financial statements of Atlas Resource Partners, L.P.

Response: In response to the Staff’s comment, the disclosure on page 85 of Amendment No. 1 has been revised to provide the estimated revenue and expense components of production and partnership management margins for the twelve months ended December 31, 2012. The revenue and expense components provided are in a format that is similar to that contained within Atlas Energy E&P Operations’ historical financial statements and the pro forma financial statements of Atlas Resource Partners, L.P.

Gas and oil production key assumptions, page 84

24.	We note that you have provided forecasted volumes and prices for the twelve months ended December 31, 2012. Please tell us how you considered providing historical volumes and prices and a related comparative discussion.

Response: In response to the Staff’s comment, the disclosure on pages 85 and 86 of Amendment No. 1 has been revised to provide historical volumes and prices and a related comparative discussion for the periods presented.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 95

Results of Operations, page 98

25.	Please expand your results of operations discussion to provide greater insight into the underlying reasons for variances, and guidance on whether or not the results of operations are indicative of expected future results. The objective should be to provide information about the quality and potential variability of earnings and cash flow, so readers can ascertain the likelihood that past performance is indicative of future performance. For example, and without limitation, please disclose why you experienced lower production volumes in the six months ended June 30, 2011, and in the year ended December 31, 2010. Similarly, please disclose why you had an increase in gas revenues allocated to the investor partners for the year ended December 31, 2010.

H. Roger Schwall

U.S. Securities and Exchange Commission

December 1, 2011

Response: In response to the Staff’s comment, the disclosure on pages 104 through 111 of Amendment No. 1 has been revised.

Cash Flows – Year Ended December 31, 2010 Compared with Year Ended December 31, 2009, page 110

26.	We note your disclosure that the unfavorable movement in working capital for the year ended December 31, 2010 was principally due to a decrease in drilling partnership capital raised of $204.1 million from the year ended December 31, 2009 to $149.3 million for the year ended December 31, 2010. Please reconcile the $204.1 million of drilling partnership capital raised during the year ended December 31, 2009 to the disclosure on page 123 which indicates an amount of $353.4. In addition, please tell us how you considered classifying the cash received from drilling partnerships as restricted cash. Refer to Item 5-02.1 of Regulation S-X.

Response: In response to the Staff’s comment, the disclosure on page 112 of Amendment No. 1 relating to the unfavorable movement in working capital in the aforementioned periods has been revised.

The Partnership respectfully submits that, in its view, the cash received from the drilling partnerships does not constitute restricted cash pursuant to Item 5-02.1 of Regulation S-X. The partnership agreements for the drilling partnership programs do not restrict the way in which Atlas Energy may manage the cash received from the limited partners in the drilling partnership programs. In particular, Atlas Energy is not required to deposit or maintain the funds in a separate bank account. At all times, the funds are transferred into Atlas Energy’s general operating bank account and utilized for payment of outstanding borrowings, if any, under Atlas Energy’s revolving credit facility. Atlas Energy recognizes a corresponding current liability entitled “liabilities associated with drilling contracts” on its consolidated combined balance sheet for the cash received from limited partners in the drilling partnership programs.

Capital Requirements, page 111

27.	We note your disclosure that capital expenditures decreased during the year ended December 31, 2010 due to a decrease in investments in the drilling partnerships, partially offset by an increase in gathering and processing costs. Please provide analysis explaining the underlying reasons for the fluctuations in capital expenditures.

Response: In response to the Staff’s comment, the disclosure on page 114 of Amendment No. 1 has been revised.

Critical Accounting Policies and Estimates, page 113

28.	We note that you have recorded oil and gas impairment charges in recent prior periods. In view of this, tell us whether you have oil and gas properties and goodwill for which

H. Roger Schwall

U.S. Securities and Exchange Commission

December 1, 2011

fair value is not substantially in excess of carrying value. If so, provide the following disclosure:

•	Percentage by which fair value exceeded carrying value as of the date of the most recent test;

•	Description of the methods and key assumptions used and how the key assumptions were determined;

•

Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•	Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

•

We believe such disclosure is required by S-K 303(a)(3)(ii), which requires a description of a known uncertainty. Additional guidance on this concept is included in Section V of Interpretive Release No. 33-8350, which states that under the existing MD&A disclosure requirements, a company should address material implications of uncertainties associated with the methods, assumptions and estimates underlying the company’s critical accounting measurements.

Response: The Staff is supplementally advised that Atlas Energy’s most recent test of impairment of goodwill was conducted at December 31, 2010 because no impairment indicators triggering an updated assessment have occurred since such date. In the December 31, 2010 test, Atlas Energy compared its reporting unit estimated fair value, estimated to be approximately $436.0 million, to carrying values of $381.9 million, or an excess of $54.1 million (equal to an estimated fair value of 114% of the carrying value). Because quoted market prices for the reporting units were not available, Atlas Energy management applied judgment in determining the estimated fair value of the reporting units and took into consideration all available information that it deemed relevant, including the present values of expected future cash flows using discount rates commensurate with the risks involved in Atlas Energy’s assets. Management currently anticipates that, based on its assessment of the qualitative factors affecting the company since the goodwill impairment test was performed (including the expected increase in cash flows related to an increase in drilling partnership program funds in 2011 as compared with 2010), the fair value of the reporting units will exceed 114% of their carrying value at December 31, 2011.

The Partnership also notes that Atlas Energy reviews its oil and gas properties for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The review of oil and gas properties is conducted on a field-by-field basis, in which Atlas Energy compares its estimated

H. Roger Schwall

U.S. Securities and Exchange Commission

December 1, 2011

expected undiscounted future cash flows for each field to its historical cost of proved properties less the applicable accumulated depletion, depreciation and amortization and abandonment to determine if an impairment exists. The test of impairment for oil and gas properties at December 31, 2010 revealed that the estimated fair value for all of Atlas Energy’s mature fields at December 31, 2010, subsequent to the recognition of the impairment of Tennessee oil and gas properties, were substantially in excess of their carrying value, with the Marcellus field having the lowest percentage of fair value in excess of carrying value (128% of carrying value). Management has not identified any specific impairment indicators or triggering events during the nine months ended September 30, 2011 that would require a formal recoverability test. The Partnership notes that it has 16 Marcellus Shale wells that are expected to be turned in line during the first quarter of 2012, including five which were drilled and completed during the year ended December 31, 2010 but were not connected due to infrastructure limitations. The historical costs for these 16 wells have been included in the carrying value of the Marcellus Shale field for the impairment test, but the reserves for these wells will not be added until the wells are connected during the first quarter of 2012.

The Partnership does not consider its Niobrara Shale region a mature field for purposes of calculating impairment. It has determined that the Niobrara Shale region has not yet had experienced any specific indicators or triggering events that would require a formal recoverability test. Atlas Energy commenced operations during late 2010 and drilled and completed 6 wells by December 31, 2010 and an additional 17 wells during the nine months ended September 30, 2011. Management currently anticipates that its impairment test of oil and gas properties at December 31, 2011 will reflect that the fair value of its Niobrara Shale region properties will be substantially in excess of its carrying value.

Based upon the evaluation process described above, the Partnership respectfully submits that the disclosure for impairment of oil and gas properties and goodwill in its combined financial statements in the Form 10 does not require adjustment.

Business, page 117

Partnership Management Business, page 123

29.	We note your disclosure that part of your business consists of partnership management, which includes equity interests in 98 investment partnerships. If material, please revise your disclosure to identify any such investment partnerships that account for a significant portion of your revenue and cash flow.

Response: The Staff is supplementally advised that the Partnership does not believe that any individual investment partnership is material to its business. No individual drilling partnership program accounted for more than 10% of the Partnership’s total revenues or 12% of its segment margin for the year ended December 31, 2010, or more than 4% of its total revenues or 7% of its segment margin for the nine months ended September 30, 2011. In addition to these quantitative measures, management believes that due to the

H. Roger Schwall

U.S. Securities and Exchange Commission

December 1, 2011

structure of the drilling partnership programs (each of which includes a finite umber of natural gas and oil wells, each of which are required to be commenced by March 31st of the next calendar year), no individual drilling partnership program will be considered significant by the Partnership’s investors or investment analysts. For these reasons, the Partnership respectfully submits that that separate disclosures relating to the individual drilling partnership management programs will not provide material or useful data to its unitholders.

Natural Gas and Oil Leases, page 124

30.	Please tell us and disclose your expectations for continued increases in proved reserves from extensions and discoveries given your historical successes. In doing so, please compare and contrast your expectations of exploiting existing undeveloped acreage with actual results of recently developed acreage.

Response: The Partnership respectfully submits that it does not presently own, and does not expect to own at the time of the completion of the separation and distribution, significant existing undeveloped acreage. Consequently, the Partnership anticipates that its strategy and expectations in the period immediately following the separation and distribution will be on the continued operation of its existing developed acreage and the pursuit of strategic acquisitions. The Partnership’s management intends to evaluate attractive acquisition opportunities as they become available, and is unable at this time to predict the geographic location or natural gas and oil production characteristics of such potential future opportunities. As a result, the Partnership’s management is presently unable to state its expectations for continued increases in proved reserves based on historical results due to the difference in this anticipated business strategy from Atlas Energy’s historical strategy of managing the Partnership’s assets and the uncertainty around the geographic location of any potential future acquisitions.

Employees, page 134

31.	We note your disclosure that some of the officers of your general partner may spend a “substantial” amount of time managing the business and affairs of other companies. Please revise to identify these officers and to quantify the amount of time each officer will devote to your business.

Response: In response to the Staff’s comment, the disclosure on pages 140 through 144 of Amendment No. 1 has been revised.

Management, page 135

32.	For each director, please revise your disclosure to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for your general partner. See Item 401(e) of Regulation S-K.

H. Roger Schwall

U.S. Securities and Exchange Commission

December 1, 2011

Response: In response to the Staff’s comment, the disclosure on pages 140 through 142 of Amendment No. 1 has been revised.

Executive Compensation, page 140

33.	Please provide disclosure contemplated by Item 402 of Regulation S-K regarding the compensation of the officers and directors of your general partner, or tell us why you do not believe that such disclosure is required.

Response: The Partnership and its general partner were formed in October 2011, and neither entity employs any employees. The Partnership has not accrued any obligations with respect to the compensation of Atlas Energy’s directors or executive officers, or the directors or executive officers of its general partner or any of their respective affiliates, for the 2008, 2009 and 2010 fiscal years, and none of Atlas Energy, its general partner or any of their respective affiliates has allocated to us any portion of the costs of the compensation of their respective directors and executive officers for the 2008, 2009 and 2010 fiscal years. Accordingly, the Partnership respectfully submits that disclosure of historical compensation costs for such entities’ directors and executive officers who will provide services to the Partnership is not required under the applicable rules.

Certain Relationships and Related Transactions, page 146

34.	Please ensure that, for each related party transaction, you have provided all the information required by Item 404 of Regulation S-K. In this regard, we note your disclosure at page 109 that historically your primary sources of liquidity included advances from Atlas Energy.

Response: The Partnership supplementally advises the Staff that it has not engaged in any related-party transactions for which disclosure is required pursuant to Item 404 of Regulation S-K. The reference to advances from Atlas Energy has been removed from Amendment No. 1.

35.	We note your disclosure that you will reimburse your general partner and its affiliates, including Atlas Energy, for expenses they incur in managing your operations and for an allocation of the compensation paid to the executive officers of its general partner, based upon an estimate of the time spent by such persons on activities for you. Please revise to clarify, if true, that there is no aggregate limit on such payments.

Response: In response to the Staff’s comment, the disclosure on pages 44, 139, 146, 152 and 178 of Amendment No. 1 has been revised.

Certain U.S. Federal Income Tax Consequences, page 174

36.	We note that you have assumed for the purposes of your disclosure that Atlas Energy is, and the registrant will be, treated as partnerships for U.S. federal income tax purposes.

H. Roger Schwall

U.S. Securities and Exchange Commission

December 1, 2011

With a view toward disclosure, please tell us whether Atlas Energy is presently treated as a partnership, and whether you believe that the registrant will be treated as a partnership.

Response: In response to the Staff’s comment, the disclosure on pages 180 through 199 of Amendment No. 1 has been revised.

37.	We also note your reference to the special tax rules and materially adverse consequences that could result to unitholders if Atlas Energy were taxable as a corporation for U.S. federal income tax purposes or if a unitholder of Atlas Energy were to receive your common units in the distribution other than in such unitholder’s capacity as a partner of Atlas Energy for U.S. federal income tax purposes. Please ensure that you have disclosed all related tax consequences and risks that are material.

Response: In response to the Staff’s comment, the disclosure on page 41 and pages 180 through 199 of Amendment No. 1 has been revised.

38.	Instead of including statements in this section such as “while not free from doubt,” “generally” or other similar language, please revise your disclosure to clarify why there may be uncertainty with respect to each material tax consequence, as applicable, and to describe the resulting tax consequences that are material. In addition, please add risk factor disclosure regarding any material risks.

Response: In response to the Staff’s comment, the disclosure on pages 180 through 199 of Amendment No. 1 has been revised.

Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-1 8

Principles of Consolidation and Combination, page F- 18

39.	We note your disclosure that the predecessor’s historical financial results do not include general and administrative expense for periods prior to February 17, 2011, the date of acquisition of your principal assets and liabilities by Atlas Energy from Old Atlas. Further, you disclose Old Atlas was unable to identify and allocate such amounts to the Transferred Business because it was not managed as a separate business segment and did not have identifiable labor and other ancillary costs. Please describe the efforts taken to determine an allocation of such expenses to the historical financial statements of the predecessor. Refer to SAB Topics 1:B1 and 1:B2.

Response: The Staff is supplementally advised that Atlas Energy used efforts to determine and allocate general and administrative expenses of the Transferred Business in connection with the closing of its acquisition from Atlas Energy, Inc. (“Old Atlas”), Atlas Energy’s former parent. Atlas Energy’s and Old Atlas’ management worked together to

H. Roger Schwall

U.S. Securities and Exchange Commission

December 1, 2011

assess whether such amounts could be determined, considering prevailing accounting literature (including SAB Topics 1:B1 and 1:B2) and the following potential allocation methods:

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Direct allocation – Old Atlas did not operate the Transferred Business as a separate operating entity, and maintained administrative support functions (such as accounting, treasury, tax and legal functions) on a company-wide basis, rather than dedicated to the Transferred Business. As such, there were no costs determined through this review that were directly and in their entirety allocable to the Transferred Business.

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Allocation based upon revenues, segment margin or production volume – Old Atlas considered an allocation of general and administrative expense based upon the revenues, segment margin or production volumes generated by the Transferred Business as a percentage of Old Atlas’ overall revenues, segment margin or production volumes for the respective period. However, Old Atlas’ management determined that this method was inappropriate because, while the primary focus of Old Atlas’ management team and administrative staff in recent years had been on activities unrelated to the Transferred Business, the majority of Old Atlas’ revenues and production volumes during such period were generated through the Transferred Business. As a result, Old Atlas’ and Atlas Energy’s management believed that using this method would have produced inaccurate results and would have been misleading to investors.

For these reasons, Old Atlas and Atlas Energy concluded that it could not allocate general and administrative expense to the Transferred Business in any manner that would not be considered subjective, or that would be useful to investors and others reading Atlas Energy’s financial statements.

The Staff is supplementally advised that Atlas Energy was required to file a Current Report on Form 8-K including the audited financial statements of the Transferred Business in connection with its acquisition of the Transferred Business from Old Atlas because the Transferred Business met the definition of a “business” under Rule 11-01(d) of Regulation S-X and exceeded the 50% significance threshold to Atlas Energy. In connection with the filing of this Current Report, Atlas Energy contacted the Staff in order to request its non-objection if Atlas Energy determined it could satisfy the financial statement requirements of Rule 3-05 of Regulation S-X by providing (i) statements of assets acquired and liabilities assumed and (ii) statements of revenues and direct expenses. The letter that Atlas Energy submitted to Wayne Carnall, Chief Accountant, Division of Corporation Finance, on December 23, 2010 has been submitted under separate cover .

As set forth in the response letter from the Division of Corporation Finance , the Staff informed Atlas Energy that it would not object to the presentation of the proposed financial statements, as long as certain information (the amounts of known or reasonably

H. Roger Schwall

U.S. Securities and Exchange Commission

December 1, 2011

available omitted expenses, and an explanation of how the financial statements presented were not indicative of the financial condition or results of operations of the acquired business going forward due to the omission of various operating expenses). The response letter has also been submitted under separate cover.

Revenue Recognition, page F-23

40.	We note your disclosure that your sales contracts are based on pricing provisions that are tied to a market index. Please clarify if such sales contracts contain an embedded derivative (i.e., the price settlement mechanism that is settled after the time of delivery) that is required to be bifurcated from the host contract. A similar concern exists where you pay an additional amount equal to the excess of the gathering fees collected from the investment partnerships up to an amount equal to approximately 16% of the realized natural gas sales. Refer to ASC 815.

Response: In response to the Staff’s comment, the Partnership has reviewed the relevant sales contracts and gathering agreements and analyzed them against the guidance provided in ASC 815, and has concluded that they do not contain an embedded derivative. ASC 815 defines embedded derivatives as contracts that do not in their entirety meet the definition of a derivative instrument. The effect of embedding a derivative instrument in another type of contract (the “host” contract) is that some or all of the cash flows or other exchanges that otherwise would be required by the host contract, whether unconditional or contingent on the occurrence of a specified event, will be modified based on one or more “underlyings,” or a variable that, along with either a notional amount or a payment provision, determines the settlement of a derivative instrument (such as a specified interest rate or commodity price). Instruments not considered within the scope, and as such not subject to the requirements of Subtopic ASC 815-10-15, include “normal purchases and normal sales,” among other items, if specified criteria are met.

Normal purchases and normal sales are defined by ASC 815-10-15 as contracts that provide for the purchase or sale of something other than a financial instrument or derivative instrument that will be delivered in quantities expected to be used or sold by the reporting entity over a reasonable period in the normal course of business. Management analyzed the contracts in question in terms of the four elements identified in ASC 815 as important to qualify for the “normal purchases and normal sales scope” exception:

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Normal terms (including normal quantity) – The contracts contain normal terms and normal quantities that are conducted in the normal course of the Partnership’s business in relation to its business needs. The Partnership has considered all of the relevant criteria included within ASC 815-10-15, including the locations of delivery, past trends, and expected future demand, among other items.

H. Roger Schwall

U.S. Securities and Exchange Commission

December 1, 2011

•

Clearly and closely related underlying – The “underlying” elements in the contracts are clearly and closely related to the asset being sold or purchased. Natural gas sales contracts are priced based upon a commodity spot market price. Crude oil is sold at prevailing spot market prices. With regard to gathering fees charged to the drilling partnership programs and recognizes as revenue, prices generally range from a fixed fee for production gathered of $0.35 per mcf to the current competitive fee of approximately 13% of the sales price of the natural gas. With regard to the gathering expenses paid to third-party gathering pipeline companies, the price is approximately 16% of the sales price of the natural gas. None of the aforementioned revenue or expense agreements contain provisions that the Partnership believes qualifies as an “underlying” that is not clearly and closely related to the asset being sold or purchased. The Partnership notes that none of the aforementioned revenue and expense agreements contain provisions that settle at a specified volume minimum or maximums or include contingencies whereby the volume delivered is dependent upon the commodity price received.

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Probable physical settlement – revenue from the natural gas and oil sales contracts is recognized only when produced quantities are delivered. Gathering fee-related revenue and expense from these agreements are recognized when produced quantities are delivered. No net settlements are conducted with respect to either type of contracts.

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Documentation – The Partnership has elected treatment under the normal purchases and normal sales scope exception for the contracts in the aggregate. This is documented by the Partnership and acknowledges that it is not permitted at a later date to change its election and treat the contracts as derivative instruments.

Note 11 Supplemental Oil and Gas Information (Unaudited), page F-34

41.	We note your disclosure in footnote (1) that a significant increase in proved undeveloped reserves is due to the addition of proved undeveloped reserves for Marcellus wells. Please clarify how you are able to increase proved reserves each year in light of your disclosure on page 124 that you drilled one exploratory well during the year ended December 31, 2010, and none during the years ended December 31, 2009 and 2008. In addition, please provide the disclosures required by Item 1203 of Regulation S-K.

Response: In response to the Staff’s comment, the disclosure on page F-35 of Amendment No. 1 has been revised. In addition, the disclosure on pages 106 and 127 of Amendment No. 1 has been revised to note that no exploratory wells were drilled during the year ended December 31, 2010, which was inadvertently misstated in the version originally filed.

The increase in proved reserves in the period from 2008 to 2010 is due to additional drilling activity at new depths on surface acreage where the Partnership has existing productive wells. The Partnership’s wells drilled during this period included a number of

H. Roger Schwall

U.S. Securities and Exchange Commission

December 1, 2011

wells drilled in the Marcellus Shale on acreage where Atlas Energy owns and operates proved developed producing wells drilled to the Upper Devonian Shale level in prior years. Due to the presence of these existing wells, the Partnership was able to add proved reserves with respect to their new drilling depths without drilling exploratory wells on the related acreage.

42.	Please specify why your gas reserves had a negative revision for the year ended December 31, 2010.

Response: In response to the Staff’s comment, the disclosure on page F-36 of Amendment No. 1 has been revised.

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We hereby inform you on behalf of the Partnership that the Partnership acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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H. Roger Schwall

U.S. Securities and Exchange Commission

December 1, 2011

We hope the foregoing has been responsive to the Staff’s comments. If you have any questions, please do not hesitate to contact the undersigned at (212) 403-1394 (telephone) or DKLam@wlrk.com (email).

We thank the Staff in advance for its assistance.

Sincerely,

/s/ David K. Lam

David K. Lam

Wachtell, Lipton, Rosen & Katz

cc:    Lisa Washington, Atlas Energy, L.P.